Bank Resources, Inc.	4290 Bells Ferry Road Suite 106-36 Kennesaw, GA 30144 Telephone (770) 591-7011 Facsimile (770) 516-9247

May 31, 2000

Organizers and Direct
North Hall County Denovo Bank
Hall County, GA

Ladies and Gentlemen:

We are pleased to offer the following description of the terms our services to you in connection with the organization of a de novo bank and bank holding company to be located in Hall County, GA. If the terms of our engagement meet with your approval, please so indicate by signing the enclosed copy of this letter and returning it to us for our files. Our engagement will cover the following:

Assistance with Regulatory Process

We understand that you wish to file a Charter Application with the Office of the Comptroller of the Currency (the "OCC") to organize a new commercial bank (the "Charter Application") and simultaneously file an application with the Federal Deposit Insurance Corporation (the "FDIC") for deposit insurance.

We will determine the specific regulatory steps needed to be taken before submitting your application and advise you about such matters as the filing fees, publication of notices, and brief you about the policies and procedures generally applied by the OCC and the FDIC to evaluate such applications.

We understand that you have a Feasibility Study prepared by a competent individual experienced in these matters. We will extract certain information form the Feasibility Study that we deem appropriate and using other data and our own analysis we will demonstrate that there is a need for the bank and that a new bank will enhance the convenience of the community. The analysis will include demographic data for the proposed bank's primary service area, information on your competition and other relevant information and data which is required to be set forth in the applications. The market analysis will be contained in and part of the Charter Application.

We will prepare a business plan for the new bank including the specific types of proposed services to be offered by your now bank and the pricing of same, The business plan all also define the appropriate capital structure for the now bank and the supporting rationale for the structure.

We will provide draft policies and procedures to cover administrative functions of the new bank including, but not limited to, lending, investment, security and audit with a view toward assisting the new bank in passing the field examination conducted by the OCC, and the FDIC before the applications will be approved. It will be the responsibility of bank management, under the direction of the proposed board of directors, to revise and customize the policies and procedures to the needs of your bank.

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 If you so desire and at the time of preparing the Charter Application, we will assist with the preparation of an Application for a Branch Office (the "Branch Application") We will describe the primary service area for the proposed branch; describe the proposed premises; its impact on the Bank's capital and earnings and, other relevant information that we deem appropriate. We will also advise you of requisite filing fees and legal notice requirements.

We will assist in preparing Organizers' confidential Interagency Biographical and Financial Report (the "IBF"), which must be filed with the Charter Application, to ensure that such information complies as to form and completeness with customary OCC, FDIC and Fed review standards. Of course, it will be incumbent upon each Organizer to actively participate in the preparation of this statement.

We will help you respond to any questions about the applications from the OCC and the FDIC and work expeditiously to provide additional information, clarifications, and modifications, as necessary, to the applications so that the applications are deemed "technically complete" and "accepted" for processing.

We will work with your legal counsel in the preparation of organizational documents for the new bank including Articles of Association, by-laws and other initial documents required to he filed with the OCC. The legal fees will be your direct responsibility and are not part of our compensation.

In summary, we will assist you with the content, presentation and format of the charter and deposit insurance applications and biographical and financial statements. You recognize and understand that the OCC and the FDIC expect you to be completely familiar and in agreement with the content of the charter and deposit insurance applications, and that Bank Resources cannot and does not guarantee that the OCC will approve the proposed bank's charter or that the FDIC will award deposit insurance.

Term of Engagement

We will continue to provide the aforementioned services until such time as the proposed bank obtains charter approval from either the OCC and deposit insurance from the FDIC. You understand and agree, however, that if our services are required in conjunction with any protests by competing financial institutions; or, as result of changes in the composition of the organizing group; or, due to complications with any proposed organizer, director or proposed executive officer', or, due to modifications in the bank's business plan after the Charter Application is filed with the OCC and FDIC then such services are considered beyond the scope of this engagement letter. If such additional services are needed, we will bill you on the basis of the number of hours provided and at our normal and customary rates per hour.

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You may, however, elect to terminate this engagement at any time so long as you are current in the payment of all fees and expense reimbursements required in the section entitled "Compensation" below and current in the payment of all fees and expenses (both billed and incurred) in the event that additional services described in the preceding paragraph are provided. Any such termination will become effective immediately upon receipt by us of a written notice of termination. If we have completed the Charter Application and related materials, then such termination will not alter the obligation of the organizers to pay all professional fees contemplated in the following description of "Compensation." You understand and agree that all payments received prior to such termination will not be subject to refund. In the event of a termination, we will cease providing you with all services.

Compensation

We will prepare the bank's Charter Application and deposit insurance application, which includes the combination feasibility study and business plan, the related financial projections for the bank's first five years, and assistance with the preparation of IBF Reports. We will also attend up to six organizational meetings and attend the pre-filing meeting with the OCC staff. For the Charter Application services you agree to pay us professional fees in the amount of $42,500,00 as follows: an initial retainer of $4,000.00 on June 1, 2000; $6,000,00 on the first day of each month for six months thereafter; and a final payment of $2,500.00 on January 15, 2001. When the Charter Application is filed with the regulators, you shall also pay $250.00 per Organizer/Director for each Organizer/Director above ten. You agree to pay $326.00 immediately for such Organizer or Director added after the Charter Application has been filed.

In addition to the professional fees described above, you will be invoiced on or about the first business day of each month for all expenses incurred for your account including those incurred in connection with pre organization activities. We expect to incur such expenses as travel, demographic and peer data, express (Federal Express type delivery) and local courier service, duplication and binding of numerous copies of the applications and any other related out of pocket expenses. (Telephone and facsimile charges shall be our responsibility.) You shall pay a client maintenance fee of $35.00 per month starting July 1, 2000 and continue until the Bank opens for business.

All invoices shall be due and payable upon receipt. A two percent (2%) administrative fee will be applied to all invoices. You may take a discount equal to the amount of the administrative fee if we receive your payment within ten (10) days of invoice date. We apply a late fee of one percent (I%) per month to all unpaid invoices.

Our fees are not contingent on whether the Charter Application is granted. Accordingly, we do not warrant or guarantee that the OCC will grant a charter on your behalf.

Miscellaneous

Because we recognize that our engagement by you will, necessarily involve exposure to confidential information with respect to your proposed bank and the organizers and directors thereof, we agree to hold such information in confidence and will not disclose same to third parties without your prior written consent. Likewise, the terms of our engagement by you and the proposed bank are confidential. No disclosure may be made to a third party without our prior written consent, except by reason of legal, accounting, or regulatory requirements.

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You understand and agree that the terms of our engagement will be governed under Georgia law and that this letter sets forth all of the terms and conditions with respect to such engagement. Any amendment or modification of our engagement must be made in writing and signed by each of us. Neither party to this engagement may bring an action more than one year after the cause of action arises.

You agree to indemnify and hold our firm and its employees and agents harmless from any and all liabilities, costs, and expenses relating to this engagement, and expenses (and those of our legal counsel) incurred by reason of any action taken or committed to be taken by us in good faith. In no event will we be liable for incidental or consequential damages even if we have been advised of the possibility of such damages.

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We very much look forward to working with you on this project and trust that this letter meets with your approval. Of course, please do not hesitate to contact the undersigned should you have any questions regarding this matter.

BANK RESOURCES, INC.

By: /S/ E. Byron Richardson
E. Byron Richardson
Principal

The services, terms and fees described above are appropriate and acceptable to the Organizers of the proposed Bank on this the effective date hereof the 31st day of May, 2000, in a meeting held on May 31, 2000, 1 was authorized by the Organizers to execute this letter, pay the retainer described above and thereby engage Bank Resources, Inc.

/S/ Phillip W. Moery 5/31/00
(authorized signature) (Date)

Phillip W. Moery
(printed name)